Exhibit 2

Description of the Rating Procedures and Methodologies Used by DBRS

DBRS provides independent credit ratings services for financial institutions, corporate and sovereign entities (**Corporate Finance**) and structured finance (**Structured Finance**) products and instruments, which include, but are not limited to: issuing and monitoring public and private credit ratings; conducting credit related assessments; conducting evaluations of originators, servicers and other relevant parties; preparing ratings related research such as press releases, pre-sale reports, rating reports, and surveillance reports; publishing rating methodologies and other similar reports; and selling subscriptions to credit ratings and certain research products, data and/or information.

What is a Credit Rating?

Credit ratings[1] are forward looking opinions about credit risk which reflect the creditworthiness of an issuer, rated entity, and/or security. Credit ratings are not statements of fact. While historical statistics and performance can be important considerations, credit ratings are not based solely on such; they include subjective considerations and involve expectations for future performance that cannot be guaranteed. To the extent that future events and economic conditions do not match expectations, credit ratings assigned to issuers and/or securities can change. Credit ratings are also based on approved and applicable methodologies, models and criteria (**Methodologies**), which are periodically updated, and when material changes are deemed necessary for a wide variety of potential reasons, this may also lead to rating changes.

Credit ratings typically provide an opinion on the risk that investors may not be repaid in accordance with the terms under which the obligation was issued. In some cases, credit ratings may also include consideration for the relative ranking of claims and recovery, should default occur. Credit ratings are meant to provide opinions on relative measures of risk and are not based on expectations of any specific default probability, nor are they meant to predict such.

DBRS does not provide investment advice and a DBRS credit rating is not a buy, sell or hold recommendation. A DBRS credit rating is not an assessment of the appropriateness of ownership for a given investor within his or her investment objectives. Credit ratings deal with only one characteristic of the investors' decision-making process, which is credit risk. An investor will have an interest in many areas which are outside the bounds of credit risk, such as the level of market prices, tax related issues and investment losses that could result from changes in interest rates, market liquidity and other factors. The data and information on which DBRS bases its opinions is not audited or verified by DBRS, although DBRS conducts a reasonableness review of information received and relied upon in accordance with its Methodologies and policies.

DBRS credit ratings are underpinned by a wide range of policies and Methodologies. Ratings policies

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[1] Credit ratings can be public or private. In addition, ratings can relate to specific securities or money market instruments, or evaluate the fundamental creditworthiness of an issuer (i.e., a "issuer rating"). Ratings may also be provisional, indicative, or "point-in-time". For more information, see the Credit Ratings Global Policy on dbrs.com.

are generally published on the "Understanding Ratings - Rating Policies" page at dbrs.com and are further supported by detailed internal procedures. Methodologies are published on the "Understanding Ratings – Methodologies and Criteria" page at dbrs.com.

This Exhibit 2, which is divided into two parts, briefly describes the rating procedures and Methodologies DBRS uses to determine credit ratings.

Part A of this document outlines the policies and procedures DBRS uses to determine credit ratings, including those for:

- determining whether to initiate a credit rating;

- using of public and non-public sources of information, including information and analysis provided by third-party vendors;

- reviewing information pertaining to assets underlying or referenced by a security or money market instrument issued by an asset pool, or as party of any asset-backed or mortgage backed securities transaction;

- issuing unsolicited credit ratings;

- the rating committee processes, including a discussion of DBRS's interactions with the management of a rated obligor or issuer of rated securities or money market instruments;

- informing rated obligors or issuers of rated securities or money market instruments about credit rating decisions and for appeals of credit rating decisions;

- publishing ratings and issuing presale reports, rating reports and press releases;

- monitoring, reviewing and updating credit ratings;

- other rating actions and disclosures made by DBRS, including its policies for placing ratings "under review" and the discontinuance of its ratings coverage.

Part B of this Item describes the quantitative and qualitative models, methodologies and metrics DBRS uses, including the Methodologies by which credit ratings of other rating agencies are treated to determine credit ratings for securities or money market instruments issued by an asset pool or as part of an asset-backed or mortgaged-backed securities transaction.

PART A – GENERAL RATING POLICIES AND PROCEDURES

1. Rating Process Initiation

As outlined in "The Rating Process" section (section 6 below), DBRS initiates the rating process to either provide ratings coverage of an issuer upon the request of an issuer, sponsor or third party, or to provide depth of coverage within an industry or sector.

2. Sources of Information Used in Determining Credit Ratings

DBRS uses a variety of information in its analysis and determination of ratings. Sources may include publicly available financial statements and other information, business news services and publications, industry journals, information received from conferences and any other source of information DBRS reasonably determines to be reliable. DBRS may also receive non-public information, which could include strategy, projections and information on significant transactions, legal agreements and information regarding collateral.

DBRS takes measures to check that the data and information used to assign and monitor a rating is sufficient (in terms of quality and quantity) to support a rating. These measures generally include the review of asset data, legal documentation and transaction party information. DBRS expects all such information to be obtained from reliable sources for purposes of assigning and monitoring a rating. However, data and information on which DBRS bases its opinion are not audited or verified by DBRS.

DBRS refrains from assigning credit ratings, and will discontinue-withdraw outstanding ratings, in any situation where a lack of sufficient data from a reasonably reliable source (including in respect of the assets underlying a structured product), the complexity of the structure of a new type of financial instrument or structured product, or the quality of information is not sufficient or raises serious questions as to whether a credible credit rating can be provided.

— *Review of Structured Finance Information*

DBRS has expectations regarding the data and information it should receive from, or on behalf of, issuers for each industry, sector, geographic region and asset class it rates. With respect to Structured Finance ratings, such expectations typically include: the time period covered by the data; loan level characteristics; pool stratifications, pool eligibility criteria, and certain key ratios including delinquency, default and loss. Data and information received is reviewed against expectations in terms of overall completeness and completeness for each asset class. In addition, audited financial statements should be provided by, or on behalf of, the rated issuer. As noted above, DBRS does not audit or verify the data and information on which it bases it opinions. However, relevant data and information provided is subjected to a "reasonableness review" that is appropriate for the specific data and information received.

See also: *Information Review Global Policy*

— *Structured Finance – Rating Information Disclosed per SEC Rule 17g-5*

When DBRS is engaged to assign a rating to securities or money market instruments issued by an asset pool or as part of an asset-backed or mortgage-backed securities transaction, DBRS generally discloses specific information about the transaction on a password-protected Internet web site that it makes available to other nationally recognized statistical rating organizations who have furnished DBRS with an appropriate certification regarding their use of the information (**Non-Hired NRSROs**). DBRS also obtains written representations from the arranger of such structured finance products that

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it will make all the information it gives to DBRS to determine an initial rating or to monitor that rating available to the Non-Hired NRSROs through its own password-protected website, which enables Non-Hired NRSROs to provide unsolicited rating opinions on the subject securities.

In accordance with the terms of the applicable regulatory requirements, DBRS does not provide this disclosure with regard to ratings initiated and paid for by investors, private ratings, or certain ratings with respect to securities or money market instruments issued by non-US persons if the transaction in question occurs outside of the United States.

3. The Rating Symbol

DRBS uses rating symbols as a concise method of expressing its opinion to the market, but there are a limited number of rating categories for the possible slight risk differentials that exist across the rating spectrum and DBRS does not assert that credit ratings in the same category are of "exactly" the same quality. When using the rating symbols, investors should also be aware of the additional value that may be provided by Under Review statuses, Rating Trends and the comments and opinions referenced in DBRS press releases, rating reports and other publications.

DBRS uses the modifier "(sf)" next to the rating category for ratings in its press releases and ratings reports and on its public website for ratings that meet specific criteria to indicate that the rating applies to a SF instrument and does not change the meaning or definition of the rating in any way, nor does it change the risk of the particular SF instrument. DBRS's expectation of the performance of each rated SF instrument is not adjusted in any way by the "(sf)" modifier.

DBRS will mark the ratings of the following SF instruments with the "(sf)" modifier:

- Asset-backed securities (ABS)
- Asset-backed commercial paper (ABCP)
- Residential mortgage-backed securities (RMBS)
- Single- and multi-tranched collateralized debt obligations (CDOs) and credit default swaps (**CDSs**), with the exception of single-name CDSs
- Commercial mortgage-backed securities (CMBS)
- Multi-tranched insurance securitizations
- Structured investment vehicles (SIVs)
- Repackaged instruments where any of the underlying assets is a SF instrument

See also: ***DBRS Uses Global Structured Finance Modifier***

4. DBRS Rating Scales

The vast majority of DBRS ratings fall under two primary scales:

(1)   Virtually all long-term credit ratings use the DBRS long-term obligations scale with symbols ranging from AAA (highest credit quality) to C (very highly speculative).

(2)   The scale for commercial paper and short-term ratings ranges from the highest credit quality of R-1 (high) to the highly speculative category of R-5.

In addition, DBRS uses other rating scales to assign and monitor credit ratings, including:

- preferred share rating scale (Canadian scale only),
- credit fund rating scale,

- national scale credit ratings,
- financial strength rating scale, and
- expected loss rating scale.

DBRS rating scales also have "D" and "SD" classifications to signify default and selective default respectively as defined by DBRS.

For further detail on DBRS Rating Scales, including a comparison of the DBRS short-term and long-term ratings scales, refer to the "Rating Scales" page at dbrs.com.

5. DBRS Unsolicited Ratings

In the United States, Canada and Mexico, DBRS defines an **unsolicited credit rating** to be a credit rating that is:

- Not initiated at the request of the issuer, rated entity or other third party; and

- Assigned without participation by the issuer, rated entity or any related third party.

For greater clarity, if the issuer does not make a request for or initiate the credit rating but participates in the credit rating process, the credit rating is considered a solicited rating.

Unsolicited credit ratings, which may be public or private, are only assigned when sufficient information is available to support the analysis and to monitor the rating on an ongoing basis. Unsolicited credit ratings are determined in accordance with established DBRS ratings policies, procedures and Methodologies, and are covered by its conflicts of interest and unfair, coercive or abusive business practices, policies and procedures.

There are certain disclosures that must be included in press releases, presale reports and rating reports for unsolicited credit ratings as outlined in the applicable related unsolicited credit rating procedures.

In Mexico, DBRS does not issue unsolicited credit ratings.

6. The Rating Process

— *DBRS Analyst Teams*

DBRS analysts work within specific industries and product groups in the Corporate Finance and Structured Finance business sectors. Each entity rated by DBRS is normally covered by a team of two or more analysts (one of whom acts as "lead analyst") who may work together on the rating, attend meetings with the issuer's senior management, and make a recommendation with regard to a rating action. The analysts also monitor outstanding DBRS Corporate Finance ratings, while outstanding Structured Finance ratings may be monitored by either the original analytical team or by one or more dedicated surveillance analysts.

— *Rating Committees*

All DBRS credit ratings are determined by rating committees. DBRS uses rating committees to make these determinations primarily because rating committees:

- provide rating decisions that are a reflection of DBRS's opinion, rather than the view of an individual analyst or analysts;

- make rating decisions that are based on sufficient information, incorporate both global and

local considerations, and apply approved Methodologies;

- provide a checkpoint for actual and perceived conflicts of interest among analysts; and
- standardize the rules, procedures and documentation processes to drive efficiency and consistency with respect to rating decisions.

Rating committees are convened on an as-needed basis, such as when new rating coverage is initiated, as rating actions are taken, or as rating events occur in accordance with DBRS policies and procedures. Rating committees have member composition requirements which are based upon factors, including, but not limited to, the experience the analyst(s) assigned to the rating, the rating action under consideration, and the Corporate Finance industry sector or the type of Structured Finance transaction under consideration. Each rating committee typically includes analytical staff with expertise in the sector or product group, an independent voter from outside the rating team or product group, and lead and rating analyst(s) assigned to the rating. Each voting member in a rating committee is permitted one vote, with a majority vote cast at the conclusion of a rating committee meeting, which generally constitutes approval of a rating decision.

See also: ***Corporate and Structured Finance Rating Committee Global Policy***

— *The Corporate Finance Rating Process*

While there can be minor differences in the rating process across different jurisdictions and product lines, outlined below are general principles and the steps generally taken during the Corporate Finance rating process:

(1) Initial Contact
In most cases, DBRS is contacted by the issuer, its investment banker or dealer and is requested to conduct a corporate rating.

(2) Letter of Engagement
To formalize the rating assignment, DBRS generally requests the issuer to confirm the terms of the engagement.

(3) Information on the Issuer
Relevant information about the issuer is obtained from a variety of sources, including the issuer and third parties, for the purposes of conducting the rating analysis.

(4) Meeting with Management
DBRS generally conducts one or more management meeting to understand all relevant aspects of the issuer's business. In addition to learning more about the issuer and its financing plans, the areas outlined in the applicable Methodologies are addressed when speaking with senior management.

(5) Draft Rating Report
Following analysis of the information obtained, a draft rating report is typically prepared.

(6) Rating Committee
The analysis, draft rating report (if prepared), proposed rating and other applicable material are submitted to the rating committee, which determines the rating.

(7) Review by the Issuer
Subject to regulatory requirements, DBRS may provide the issuer, arranger and/or their respective third agent with a draft press release, presale report or rating report for review prior to publication. The

purpose of this review is to confirm the factual accuracy of the document and to identify any confidential, material non-public or sensitive information that might otherwise be inadvertently disclosed.

(8) Publishing

DBRS may publish a form of disclosure for public ratings (press release, presale report and/or final rating report) as part of the rating process. Private ratings may be conveyed by means of a rating letter.

(9) Surveillance

In accordance with DBRS policies and procedures, surveillance activities[2] are conducted by DBRS analysts. Issuers and sponsors/servicers are expected to supply data and information over the life of the rating. The maintenance of a rating is conditional upon the on-going timely receipt of this data and/or information, which must be obtained from reasonably reliable sources as part of the surveillance process.

In accordance with applicable regulations, DBRS reviews its outstanding ratings as necessary on an annual basis. Surveillance activities that result in a rating action being taken on public ratings are published on dbrs.com in accordance with DBRS policies and procedures.

— *Structured Finance Rating Process*

While there can be minor differences in the rating process across different jurisdictions and product lines, outlined below are general principles and the steps generally taken during the Structured Finance rating process.

(1) Initial Contact

In most cases, DBRS is contacted by the issuer, its investment banker or dealer and is requested to conduct a Structured Finance rating.

(2) Letter of Engagement

To formalize the rating assignment, DBRS generally requires the sponsor to confirm the terms of the engagement.

(3) Information on the Issuer or Sponsor

DBRS evaluates the issuer's or sponsor's proposed transaction terms and pool of assets to be securitized, and may consider information from third party sources.

(4) Structural and Legal Review

The sponsor typically provides DBRS with legal documents for DBRS to evaluate the consistency of the legal structure with the DBRS legal criteria.

(5) Draft Rating Report

A presale or rating report may be drafted which focuses on the rating rationale and the structural features of the transaction or program, the roles performed by various parties as well as the structural risk mitigants that exist within the transaction or program.

(6) Rating Committee

The analysis, draft rating report (if prepared), and proposed rating are submitted to the rating committee that determines the rating.

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[2] Some ratings, such as "point in time" ratings, which represent the view of DBRS only as of the date of the rating committee, do not require monitoring.

(7) Review by the Issuer, Sponsor and/or Agent

Subject to regulatory requirements, DBRS may provide an issuer, arranger and/or their respective agent with a draft press release, presale report or rating report for review prior to publication. The purpose of the review is to confirm the factual accuracy of the document and to identify any confidential, material non-public, or sensitive information that might otherwise be inadvertently disclosed.

(8) Publishing

DBRS may publish a form of disclosure for public ratings (press release, presale report and/or final rating report) as part of the rating process. Private ratings may be conveyed by means of a rating letter.

(9) Surveillance

In accordance with DBRS policies and procedures, surveillance activities[3] are conducted by DBRS analysts. Issuers and sponsors/servicers are expected to supply data and information over the life of the rating. The maintenance of a rating is conditional upon the on-going timely receipt of this data and/or information, which must be obtained from reasonably reliable sources as part of the surveillance process. DBRS does not audit the information it receives in connection with the rating process, and it does not and cannot independently verify that information in every instance.

In accordance with applicable regulations, DBRS reviews its outstanding ratings as necessary on an annual basis. Surveillance activities that result in a rating action being taken on public ratings are published on dbrs.com in accordance with DBRS policies and procedures.

7. DBRS Credit Rating Appeal Global Policy

An issuer or any entity related to the issuer that requests a credit rating may request an appeal of a credit rating action before it is published when material new data or information is provided.

Credit rating appeals are considered by DBRS on a case by case basis. DBRS defers issuing the press release and any related report pending disposition of the appeal request and resolution of the appeal, as applicable.

8. Publishing Ratings and Issuing Press Releases

Press releases cover topics including, but not limited to, DBRS public rating opinions, new and updated rating Methodologies, the availability of industry-specific studies and commentaries, and significant regulatory-related events.

DBRS endeavors to issue all press releases in a timely manner in accordance with applicable regulations, placing a high priority on informing the public of its credit rating opinions in respect of the public credit ratings maintained by DBRS, as soon as possible following the rendering of the decision by the Rating Committee.[4]

See also: *Rating Actions, Commentaries and Press Releases Global Policy*

9. Rating Actions and Commentaries

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[3] Some ratings, such as "point in time" ratings, which represent the view of DBRS only as of the date of the rating committee, do not require monitoring.

[4] This does not apply to private credit ratings or credit ratings for certain private placement transactions.

— Rating Actions

Credit ratings may be assigned, upgraded, downgraded, placed "Under Review" with the appropriate Implications designation, confirmed or discontinued. Certain ratings are also assigned Rating Trends that may change over time.

(1) Ratings "Under Review"

When a significant event occurs that directly impacts the credit quality of a particular entity or group of entities, DBRS attempts to provide an immediate rating opinion. In cases where there is uncertainty regarding the outcome of the event, and DBRS is unable to provide an objective, forward-looking opinion in a timely fashion, then the rating(s) of the issuer(s) are typically placed "Under Review" with the appropriate Implications designation of Positive, Negative or Developing.

DBRS also places ratings "Under Review" in situations where there has been no major announcement or event for the issuer, but in the opinion of DBRS the current rating on the security may no longer be appropriate due to a change in the credit status of the issuing entity for other reasons, such as the ongoing results of the company and/or the outlook for the industry. In most such cases, where additional time is required for further analysis, DBRS places the rating "Under Review".

DBRS may also place a rating "Under Review" if DBRS has announced that one or more of its Methodologies that apply to such a rating is being revised and the announcement indicates that the outcome of the ratings affected by the revision is be taken at a later time after the Methodologies are approved.

See also: ***Rating Actions, Commentaries and Press Releases Global Policy***

(2) Ratings "Interest in Arrears"

On occasion, there will be Structured Finance transactions or deals, such as those involving CMBS, where interest payments are in arrears but the cumulative or on-going shortfall is expected to be ultimately recoverable or paid. Where the interest shortfall is a question of timing in the short term, and not of ultimate payment, DBRS notes this with the 'Interest in Arrears' rating action for the class affected. An example where this may occur is where one or more of the loans within the CMBS deal have been subject to an appraisal reduction event, which is a structural feature within CMBS which prompts a servicer to advance a partial payment based on a lower valuation. This event may cause a particular class to have an interest shortfall, however the interest is ultimately recoverable at the time the loan is resolved.

Using this action allows DBRS to recognize that the interest shortfall does not impact the overall credit quality and to maintain an appropriate credit risk rating.

(3) Rating Trends

DBRS uses "Rating Trends" for its ratings in the Corporate Finance sector, Pension Funds and for the global CMBS sector. Rating Trends provide guidance in respect of DBRS's opinion regarding the outlook for a rating. Rating Trends have three categories: "Positive", "Stable" or "Negative". The Rating Trends indicates the direction in which DBRS considers the rating may move if present circumstances continue, or in certain cases as it relates to the Corporate Finance sector, unless challenges are addressed by the issuer.

See also: *Rating Actions, Commentaries and Press Releases Global Policy*

(4) Discontinued Ratings

When an entity retires all of its outstanding securities within a particular category and has no plans to reissue in the near future (e.g., commercial paper, long-term debt, or preferred shares), DBRS discontinues the rating. DBRS may also discontinue ratings in situations where the rated debt is no longer in the public market, where a defeasance structure removes the credit risk of the issuer as a consideration, where the debt comes to be held by a few large institutions that do not want ongoing DBRS ratings, or where DBRS elects to discontinue its public rating coverage of a particular entity or security.

To reflect the two general types of discontinued actions, DBRS uses "Discontinued - Repaid" and "Discontinued - Withdrawn".

In the specific case where an issuer's ratings have been downgraded to "D", DBRS may maintain or discontinue the rating. In rendering this decision, DBRS considers the value for investors of DBRS continuing to have ratings coverage of the issuer, and the likelihood of the rated debt being upgraded as the default situation is remedied, which may include a debt restructuring action. In cases where neither of these factors support continuing coverage, the rating is generally discontinued.

— *Commentaries*

A commentary is a publication by which DBRS makes its opinions known to the market without taking a rating action. DBRS issues a commentary, in the form of a short press release or a longer document, to address situations that may have implications for a specific issuer, a group of issuers or an entire industry, often following a new release of information or an announcement.

See also: *Rating Actions, Commentaries and Press Releases Global Policy*

PART B – QUANTITATIVE AND QUALITATIVE MODELS, METHODOLOGIES AND METRICS USED BY DBRS

1. Rating Philosophy and Principle

DBRS considers the following when determining credit ratings:

(a) Rating Through the Cycle Philosophy

Credit ratings provide forward looking assessments of the credit quality of an issuer or debt obligation. DBRS takes a longer-term "rating through the cycle" view of an issuer or debt obligation that seeks to look through the current phase of economic cycles in assessing the longer run performance of an issuer and avoid changing ratings with each phase of an economic cycle. Consequently, credit rating changes are more likely to occur when it is clear that a structural change in the economy has occurred impacting certain issuers or the phase of the cycle has revealed weaknesses or strengths in the creditworthiness of an issuer.

(b) Hierarchy Principle

When rating long-term debt, DBRS considers the ranking of each debt class relative to adjacent debt classes and to the issuer's debt structure to determine whether rating distinctions are warranted, noting that the starting point for such ranking is typically the issuer rating or the most senior level of debt.

When issuers have classes of debt that do not rank equally, in most cases, lower ranking classes receive a lower DBRS rating in relation to the most senior debt class or issuer rating, subject to certain exceptions. With respect to corporate credit ratings (excluding ratings for the financial institutions, sovereigns and infrastructure sectors), DBRS generally assigns a credit rating that is one notch lower for each successive level of subordination. The issuer rating typically remains unchanged.

Where there is little debt outstanding in a senior debt class relative to an issuer's overall debt burden, and DBRS has a degree of comfort that the issuer will not be increasing the debt class in the future, DBRS may assign the same credit rating to the senior and junior tranches as the presence of the senior debt class may be deemed to not be materially adverse to the interests of the junior debt class. For investment grade corporate credits, the materiality threshold is generally 10%, such that a one notch differential would generally be warranted when senior debt exceeds 10% of total debt.

See also: *Credit Ratings Global Policy*

2. Methodologies

Methodologies are reviewed on a periodic basis and updated, as necessary. The public is advised of material changes to Methodologies and the implications to outstanding ratings, and Methodologies are generally available on the "Understanding Ratings – Methodologies and Criteria" page at dbrs.com.

Methodologies are reviewed by Corporate Finance and Structured Finance criteria committees, as applicable. Generally speaking, a criteria committee is responsible for

- reviewing and approving new, and updates to existing, Methodologies prior to final approval by the independent review function (**IRF**) and the Board of Directors or a Committee of the Board, when applicable, for publication and use by DBRS in accordance with applicable regulations;

- reviewing that material changes to Methodologies are applied consistently to all relevant outstanding ratings within a reasonable period of time after final approval in accordance with applicable regulations. The IRF has the final determination in assessing whether a change(s) to a Methodology(ies) is material;

- determining the appropriate method for dissemination of Methodologies, which may include request for comment periods, in accordance with applicable regulations;

- reviewing and opining on the feasibility of providing a rating for a new industry that is significantly different from the industries, products or asset classes DBRS currently rates; and

- for those class of obligors, securities or money market instruments that DBRS has not previously rated, determining that DBRS has sufficient competency, access to necessary information and resources to rate these types of obligors, securities or money market instruments.

All criteria committees are comprised of experienced analytical personnel.

DBRS has implemented an IRF which is responsible for periodically reviewing and approving new and existing Methodologies and any significant changes made thereto and obtaining the appropriate Board of Director or Committee of the Board approval, as applicable. The IRF reports to the DBRS Board of Directors or Committee of the Board that has been established in each of the jurisdictions in which DBRS operates.

(a) Corporate Finance Methodologies

The following is a sample list of some of the broader areas covered by Corporate Finance Methodologies:

- Banks & Trusts Credit Unions & Building Societies
- Insurance
- Non-Bank Financials
- Public Finance
- Project Finance
- Sovereigns
- Provinces & Municipalities
- Universities
- Infrastructure
- Auto & Auto Suppliers
- Consumers
- Utilities
- Oil and Gas
- Industrials
- Natural Resources
- Real Estate
- Communications
- Transportation

A list of all current Corporate Finance Methodologies may be found on the "Understanding Ratings – Methodologies and Criteria" page at dbrs.com.

Overview of Quantitative and Qualitative Inputs – Corporate Finance

As noted above, in general terms, ratings are opinions that reflect the creditworthiness of an issuer, a security or an obligation. They are opinions based on forward-looking measurements that assess an issuer's ability and willingness to make timely payments on outstanding obligations (whether principal, interest, dividend, or distributions) with respect to the terms of an obligation. In assigning a rating to a particular issuer or security, DBRS attempts to consider all meaningful factors that could impact the ability to maintain timely payment of interest and principal in the future.

The DBRS approach considers the major areas of business risk and financial risk as the key building blocks, and then allows for the possible impact of issues such as ranking, covenants and collateral to determine the rating. The business risk includes many qualitative factors while the financial risk considers mostly quantitative factors. As discussed within individual methodologies, most Corporate Finance ratings at DBRS are based on a mixture of non-exhaustive quantitative and qualitative considerations. Moreover, the order of importance of the various considerations outlined in each Methodology can and does change with time and by issuer. In many cases, there is an overlap, as quantitative considerations must be understood in the context of the situation, including subjective considerations. Allowing for this overlap, many Methodologies note that the business risk assessment will have greater weight than the financial risk in an issuer rating. However, at the low end of the rating scale, the overall financial and liquidity strength will often play a larger role.

— *Qualitative Inputs – Corporate Finance*

Individual DBRS Methodologies often start with an assessment of the strengths and challenges inherent in the issuer's industry sector. Typical broad considerations at the industry level will often include profitability (and/or cash flow) of the wider industry; the competitive landscape; stability and in some cases regulation. While key factors are not exhaustive, Methodologies attempt to provide clarity on the key elements for the industry and similar to the assessment of financial risk, ranges, the latter often include a comparison of expected performance versus rating categories. Most Methodologies note that considerations for the strength or weakness of management, boards, governance and the relevant sovereign ratings can be important considerations. There are cases where a weak or strong parent or related entity may be a meaningful consideration. Most issuers will also be assessed with respect to a variety of liquidity aspects that can include the funding philosophy, ability to access markets and the availability of alternative sources of funds.

— *Quantitative Inputs– Corporate Finance*

DBRS Corporate Finance Methodologies will typically reference key financial metrics and in most cases will also provide ranges expected for specified credit ratings within this assessment of the entities financial risk profile. For base corporate industries, ratios typically include key cash flow and coverage metrics. Industries such as government, financial institutions and public finance will each have their own unique metrics. In general, all areas will typically have similar types of metrics across standard areas such as debt / leverage, coverage, profitability and liquidity. As possible, numerical comparisons of key data and metrics with peer competitors is a standard part of the ratings process. Where applicable, assessments may include consideration for off-balance-sheet items, derivatives, the quality of the capital structure and bank-lines. Individual security ratings will consider relative ranking.

— Monitoring Existing Corporate Finance Ratings

As noted above, DBRS generally updates its outstanding Corporate Finance ratings on an annual basis. Surveillance activities are generally conducted by DBRS analysts in accordance with DBRS policies and procedures. Issuers and sponsors/servicers are expected to supply data and information over the life of the ratings. The maintenance of a rating is conditional upon the on-going timely receipt of this data and/or information, which may be obtained from reasonably reliable sources as part of the surveillance process.

Surveillance activities that result in a rating action being taken on public ratings are published on dbrs.com in accordance with DBRS policies and procedures.

When DBRS makes a material change to a Corporate Finance Methodology, it applies the updated Methodology to its existing ratings.

(b) Structured Finance Methodologies

DBRS has established Methodologies that address the structural features common to many jurisdictions in addition to the spectrum of sectors or asset classes typically securitized. Ratings for structured finance vehicles reflect an opinion of the ability of the transaction to fund repayment to investors according to each security's stated payment obligation. The asset classes include pools of relatively homogeneous assets, such as credit card receivables, retail auto loans and leases and student loans. In some cases, assets pools may be comprised of more heterogeneous assets, such as commercial mortgage loans or securities and loans that serve as collateral for collateralized debt obligation securities.

Each Methodology typically considers the following key analytical considerations: (1) the types of legal structures used and legal opinions reviewed by DBRS; (2) the quality of participants, including the seller and/or loan originators, the servicer of the assets, the collateral manager, notably if the financing is actively managed, in addition to other types participants that DBRS deems material from a credit risk perspective; (3) asset quality; (4) the types of funding structures; (5) the types and amounts of available credit enhancement and; (6) financial viability of the transaction.

For those Methodologies for which a model constitutes a substantial part, the Methodologies include a rating process diagram and set forth what would constitute a material deviation from the rating implied by the model output.

The following list is a sample of DBRS published sector specific and cross-jurisdictional Methodologies:

- Auto Loans
- Auto Leases
- Credit Card Receivables
- Student Loans
- Rental Cars
- Auto Wholesale or Dealer Floor Plan Loans
- Residential Mortgage Loans
- Equipment Loans and Leases
- Insurance Premiums
- Servicer Advances
- Commercial Mortgage Loans
- Trade Receivables

- Corporate and Infrastructure Projects
- Split Shares
- Collateralized Debt Obligations
- Asset-Backed Commercial Paper
- Servicer Evaluations
- Legal Criteria for Canadian Structured Finance
- Legal Criteria for U.S. Structured Finance

A list of all current Structured Finance Methodologies may be found on the "Understanding Ratings – Methodologies and Criteria" page at dbrs.com.

Overview of Qualitative and Quantitative Inputs - Structured Finance

When assigning a rating to a particular class or tranche of a structured finance transaction, DBRS considers the factors, both qualitative and quantitative, that could impact the ability of the relevant issuer to repay investors. The following considerations provide an overview of the key quantitative and qualitative information that DBRS considers when rating securities.

— Qualitative Inputs – Structured Finance

The qualitative components for assigning a rating may include inputs that include a review of the transaction parties and counter-parties. Notably, other qualitative factors may include the quality of the seller's financial condition, operational capabilities, the transaction's legal structure and documentation, and the ability of the seller to provide ongoing reporting. This reporting details the current performance of the transaction. To gain additional insight into the seller's financial condition, DBRS Structured Finance group may liaise with the Corporate Finance group.

DBRS reviews the legal structure chosen by the issuer, specifically the structure of the special purpose vehicle (**SPV**), the characteristics of the SPV and the transaction's legal opinions. The purpose of this qualitative input is to assess the bankruptcy remoteness of the SPV from the seller of the assets. Depending on the transaction type, the legal opinions rendered may include a true sale opinion, non-consolidation opinion and first perfected security interest opinion. Also depending on the transaction type, the legal documents reviewed may include the trust indenture, administration agreement, purchase and sale agreement, pooling and servicing agreement and other key agreements with various transaction participants i.e. interest rate swap counterparties.

Within the legal documents, DBRS typically considers the following:

- Asset eligibility criteria including the following key items: concentrations; delinquency and default attributes of assets in the pool; rights of set-off; and/or presence of liens or encumbrances;
- Bankruptcy remoteness provisions;
- Cash flow waterfalls;
- Covenant package provided by the seller and the strength of any indemnities;
- Seller representations and warranties;
- Performance based triggers that may divert payments to investors who hold higher priority debt;
- Credit ratings and downgrade provisions relating to institutions providing transaction support, such as hedge counterparties, liquidity providers or credit enhancers;
- Servicing and back-up servicing obligations; and
- If applicable, the nature and form of liquidity back-up facility.

— Quantitative Inputs – Structured Finance

From a quantitative perspective, DBRS analysis typically incorporates an evaluation of the asset pool and financial structure, which is used to evaluate the amount of available credit enhancement for each rating level. For financial structures that rely on cash flows for repayment, DBRS generally evaluates the cash flow scenarios for each rating assigned.

The data and information reviewed by DBRS may include loan level data, pool stratifications that break down the components of the pool's characteristics in addition to an issuer's historical performance data, including delinquencies, defaults, repossessions and losses. DBRS may also consider the following items when evaluating an asset pool:

- Volatility with regards to historical performance metrics;
- Historical prepayment rates;
- Diversification with regards to the obligor base and the presence of various pool concentrations;
- Default probabilities, recoveries and correlations extracted from historical credit performance data;
- Performance of comparable asset pools;
- Evaluation of the sensitivity of performance to external factors;
- Monte Carlo or other simulations projecting future performance;
- The contractual repayment terms of the assets.

DBRS may also determine the stress assumptions to be applied to the expected cash flow profile under contractual as well as differing default, loss and prepayment scenarios. As warranted, the cash flow scenarios also incorporate stresses with regards to the level of interest rates, basis and currency risks, if not hedged by a derivative counterparty. The cash flows also reflect transaction performance tests and thresholds as described in the legal documents. These tests may act to dynamically increase transaction protections by building credit enhancement or restricting the excess cash flow released back to the seller.

— Monitoring Existing Ratings – Structured Finance

As noted above, DBRS typically monitors all of its outstanding structured finance ratings on a periodic basis. DBRS generally applies Methodologies consistent with those used in determining the initial rating for all Structured Finance asset classes, however different assumptions or additional criteria may be applied and/or actual performance may be considered during the surveillance process. A rating committee may be convened when credit events occur, or otherwise as warranted.

When DBRS implements a material change to one of its Methodologies for determining initial ratings, it subsequently applies the material change to existing ratings through the surveillance process to the extent the material change is applicable.

DBRS uses a separate team for initial credit ratings and ongoing surveillance of Structured Finance transactions, wherever feasible. Overlap of analysts from both teams may occur in the rating analysis and rating committee process.